# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Digital Corp., CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, DALLAS, Texas (TX), 75219
Date of event which requires filing of this statement: 06/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,616,116; sole dispositive power 0; shared dispositive power 11,616,116; aggregate amount beneficially owned 11,616,116 (5% of the class)
  Comment: Beneficial Ownership includes 6,531,260 warrants. The % ownership calculation is based on 231,601,740 shares outstanding which is based 225,070,480 shares outstanding as of May 30, 2025 as stated in the issuer's 424B3 filing on 2025-06-04, along with dilution of the outstanding shares due to the warrants held.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 118,256; sole dispositive power 0; shared dispositive power 118,256; aggregate amount beneficially owned 118,256 (0.1% of the class)
  Comment: The % ownership calculation is based on 225,070,480 shares outstanding as of May 30, 2025 as stated in the issuer's 424B3 filing on 2025-06-04.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,966,600; sole dispositive power 0; shared dispositive power 4,966,600; aggregate amount beneficially owned 4,966,600 (2.2% of the class)
  Comment: The % ownership calculation is based on 225,070,480 shares outstanding as of May 30, 2025 as stated in the issuer's 424B3 filing on 2025-06-04.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,531,260; sole dispositive power 0; shared dispositive power 6,531,260; aggregate amount beneficially owned 6,531,260 (2.8% of the class)
  Comment: Beneficial Ownership includes 6,531,260 warrants. The % ownership calculation is based on 231,601,740 shares outstanding which is based 225,070,480 shares outstanding as of May 30, 2025 as stated in the issuer's 424B3 filing on 2025-06-04, along with dilution of the outstanding shares due to the warrants held.

## Item 1. Issuer
Name of issuer: Applied Digital Corp.
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, DALLAS, TEXAS, 75219.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Options, LLC; Jane Street Global Trading, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11616116
Percent of class: 5.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 11616116
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 11616116

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Tien-Fu Liu, Managing Director (06/17/2025)
- Jane Street Capital, LLC: Tien-Fu Liu, Managing Director (06/17/2025)
- Jane Street Options, LLC: Tien-Fu Liu, Managing Director (06/17/2025)
- Jane Street Global Trading, LLC: Tien-Fu Liu, Managing Director (06/17/2025)